April 25, 2008

Michael D. Saarinen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

  Re: The Cushing MLP Total Return Fund
     File Nos. 333-149923 and 811-22072

Dear Mr. Saarinen:

  On March 27, 2008, your firm filed a registration statement on Form N-2 for The Cushing MLP Total Return Fund to register additional common shares. In the letter accompanying the filing, you represent that the disclosure is substantially similar to the disclosure in the Fund's registration statement that was declared effective on August 24, 2007, with the exception that the disclosure from the previous filing has generally been revised only as necessary to provide current Fund information and to set forth the anticipated terms of the secondary offering. You have requested selective review of the filing. Based on your representation, we have selectively reviewed the registration statement. Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Prospectus Summary — The Offering (Page 7)

1. This paragraph states that two or fewer investors will participate in the offering and that no underwriters will be involved. In an appropriate location of the prospectus, please provide the information required by Item 5.10 of Form N-2 ("briefly outline the plan of distribution of any securities that are to be offered other than through underwriters"). Further, please explain to us whether an investor in this offering may be deemed to be an "underwriter" within the meaning of Section 2(a)(40) of the Investment Company Act of 1940.

Principal Risks of the Fund — Valuation Risk (Page 29)

2. The third paragraph of this section states that "[f]air value is defined as the amount for which assets could be *sold in an orderly disposition over a reasonable period of time*, taking into account the nature of the asset." (Emphasis added.) The Commission has stated that fair value represents the price a fund could reasonably expect to receive from the *current sale* of an asset. *See* ASR No. 113, Financial Reporting Codification (CCH) § 404.04 (Oct. 21, 1969); ASR No. 118, Financial Reporting Codification (CCH) § 404.03 (Dec. 23, 1970). Please revise the disclosure to be consistent with the Commission's position. We note that elsewhere in the filing the Fund correctly stated: "When determining the fair value of an asset, the Investment Adviser will seek to determine the price that the Fund might reasonably expect to receive from the current

sale of that asset in an arm's length transaction." *See* Prospectus p. 74 (last paragraph of Net Asset Value — Valuations).

Summary of Fund Expenses (Page 38)

3.   The line item captioned "Offering Expenses Borne by the Fund (as a percentage of offering price)" reflects an amount of 100%. This appears to be an error. Please revise this to show offering expenses *as a percentage of the offering price*.

4.   Page 32 of the prospectus describes the risks of short selling. Please estimate in the fee table the expenses associated with dividends paid on sales of securities sold short. *See* AICPA Audit and Accounting Guide: Investment Companies ¶ 7.43(j) (With Conforming Changes as of May 1, 2007).

5.   Footnote (2) to the fee table shows a table of expenses assuming that no leverage is used. To prevent investors from confusing the footnote table from the actual fee table, please indent the footnote table and use a font different from the actual fee table.

6.   Footnote (4) to the table states that the costs of the offering are not included in the expenses shown in the table. Please clarify that although offering expenses are not included as an Annual Expense, they are included in the fee table as a Shareholder Transaction Expense. Please also provide a cross-reference to footnote (1).

Investment Restrictions (Page 66)

7.   Investment Restriction (2) provides that the Fund will not concentrate in any industry, but further provides that the restriction "does not apply to (a) investments in MLPs and Other Natural Resource Companies (the Fund will concentrate more than 25% of its assets in MLPs and Other Natural Resource Companies) . . . ." Inasmuch as the term "MLP" refers to a form of business organization rather than an industry, it appears the Fund may have reserved freedom of action to concentrate in any industry in which MLPs operate. Please revise the concentration policy (i) to avoid referring to MLPs or other forms of business organization and (ii) to clarify the industry or group of industries in which the Fund will concentrate. Please supplementally explain to us whether such revisions to the Fund's policy will require a shareholder vote.

Other Comments

8.   Please include the financial statements required by Item 24 of Form N-2.

9.   Exhibit 2(n) — Other Opinions and Consents — Consent of Deloitte and Touche LLP. In this exhibit, Deloitte and Touche consents to the use of its opinion in connection with a registration statement on Form N-14. Please provide a consent referring to the present registration statement on Form N-2.

General Comments

10.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

13.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

14.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

16.   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel